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RECEIVED
2008 JAN 14 A 8:25

File No. 82-34816
December 10, 2007

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

08000144

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of acquisition of additional shares in TAIYO ELEC Co., Ltd. and TAIYO ELEC CO., Ltd. becoming a subsidiary company (Dated December 7, 2007)

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

December 7, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Takatoshi Akiba
Executive Officer
(TEL: 03-6215-9955)

Notice of acquisition of additional shares in TAIYO ELEC Co., Ltd. and TAIYO ELEC Co., Ltd. becoming a subsidiary company

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") and Sammy Corporation (President and Representative Director: Toru Katamoto, Head office: Toshima-ku, Tokyo, hereinafter "Sammy"), a subsidiary of the Company, at the respective meetings of their Boards of Directors held on December 7, 2007, resolved to make TAIYO ELEC Co., Ltd. (President and Representative Director: Eriko Sato, Head office: Nagoya City, Aichi Prefecture, hereinafter "Taiyo Elec") which engages in the development, manufacture and sale of pachinko machines, pachislot machines and *arrange-ball* machines, a subsidiary of the company.

Description

1. Purpose of the share acquisition

In the pachinko pachislot business the total number of halls and users continues to decline, and in order to bring new users to the market as well as bring back users who have left the market, the market has been challenged to make an effort to introduce more entertaining and original machines in order to reinvigorate the market. Due to these efforts, there has been increased activity in the procurement of major licenses, aggressive marketing, differentiation through larger LCD panels and more overall machines being introduced, and therefore the competition among pachinko and pachislot manufacturers has increased.

In that environment, Sammy and Taiyo Elec determined to form a business and capital tie-up for businesses relating to pachinko machines, pachislot machines, *arrange-ball* machines, *jankyu* machines and other entertainments, and have to this point been moving forward with the business relationship. At this time, in order to build a stronger relationship between the firms and operate both business as one, and thereby increase the corporate value of each firm, the company, as well as subsidiary Sammy, have decided to make Taiyo Elec a subsidiary through a third party placement of shares.

By making Taiyo Elec a subsidiary, Sammy can share its operational resources in development, production and sales with Taiyo Elec, and thereby help to develop differentiated machines, further reduce costs, procure licenses, effectively market products, increase group synergies, and enhance the overall profitability profile of the Sega Sammy Group.

2. Outline of TAIYO ELEC Co., Ltd. (as of March 31, 2007):

①	Trade name:	TAIYO ELEC Co., Ltd.
②	Representative:	Eriko Sato
③	Location of head office:	125, Miyori-cho, Nishi-ku, Nagoya City, Aichi Prefecture
④	Establishment:	July 11, 1973
⑤	Contents of business:	Development, manufacture and sale of pachinko machines, pachislot machines and *arrange-ball* machines
⑥	Settlement of accounts:	March 31st of each year
⑦	Number of employees:	197
⑧	Capital:	¥2,881,142,000
⑨	Total number of issued shares:	16,833,748 shares
⑩	Principal shareholders and shareholding ratios:	Sammy Corporation 5,623 thousand shares 33.4% Eriko Sato 2,620 thousand shares 15.5% Sun Line Co., Ltd. 1,850 thousand shares 10.9% Shoji Sato 1,038 thousand shares 6.1% Manami Sato 464 thousand shares 2.7% Aki Miyake 350 thousand shares 2.0% Toshitaka Kashiwabara 320 thousand shares 1.9% Teruko Sato 238 thousand shares 1.4% The Daisan Bank, Ltd. 222 thousand shares 1.3% The Bank of Tokyo-Mitsubishi UFJ, Ltd. 150 thousand shares 0.85%
⑪	Operating results for the recent business years	

(million yen)

	Year ended March 31, 2006	Year ended March 31, 2007
Net Sales	18,678	13,521
Operating Income	834	(1,536)
Ordinary Income	861	(1,576)
Net Income	800	(1,654)
Total Assets	18,577	17,922
Net Assets	3,402	5,315

3. Outline summary of the issuance by Taiyo Elec of new shares by allotment thereof to a third party:

①	Number of new shares to be issued:	Common shares 6,000,000 shares
②	Issue price:	¥748 per share
③	Total issue price:	¥4,488,000,000
④	Capitalization amount:	¥374
⑤	Total capitalization amount:	¥2,244,000,000
⑥	Method of allotment	Third party allotment
⑦	Application date:	December 21, 2007 (Friday)
⑧	Payment date:	December 25, 2007 (Tuesday)
⑨	Allotee and the number of shares to be allotted:	Due to notice of non-possession of share certificates by the allotee, no share certificates will be issued upon the capital increase.
⑩	Issuee and number of shares:	Sammy Corporation 6,000,000 shares
⑪	The abovementioned issuance of new shares shall be conditional upon notification thereof under the Securities and Exchange Law of Japan becoming effective.	

4. Number of shares of Taiyo Elec to be acquired by Sammy and the numbers of shares held by Sammy before and after the acquisition:

Number of shares before the acquisition	5,623,100 shares	(Shareholding ratio : 33.4%) (Voting rights : 33.4%)
Number of shares to be acquired	6,000,000 shares	(Acquisition cost : ¥4,488,000,000)
Number of shares after the acquisition	11,623,100 shares	(Shareholding ratio : 50.9%) (Voting rights : 50.9%)

5. Schedule

December 7, 2007	Resolution of the Board of Directors
December 21, 2007 (Friday)	Application Date
December 25, 2007 (Tuesday)	Payment Date

6. Further plans

It is expected that Taiyo Elec will be accounted for as a consolidated subsidiary from the second half of the current fiscal year, but that there will be no significant effect on the operating results of the company and therefore no changes have been made to the company's forecasts.

-END-

【Note】This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

END